SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
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November 4, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Derek Swanson, Esq.
           Mail Stop 3561

      Re:   Walker Financial Corporation (the "Company")
            Amendment No. 3 to Form SB-2
            File No. 333-122776

            Form 10-KSB for the year ended December 31, 2003
            Forms 10-QSB for the quarter ended September 30, 2004
            File No. 0-28173

Dear Mr. Swanson:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 3 (the "Amendment") to the Company's registration statement on Form SB-2 (the "Registration Statement"). One of the copies has been marked to show changes from Amendment No. 2 to the Registration Statement ("Amendment No. 2"). The Registration Statement was filed on February 11, 2005. By letter dated October 28, 2005, the staff of the Securities and Exchange Commission (the "Staff") issued comments on Amendment No. 2 and the Form 10-QSB for the three months ended September 30, 2004 and the three months ended September, 2004, and the Form 10-KSB for the years ended December 31, 2004 and 2003 (together, the "34 Act Reports ") (Commission File No. 0-13215). Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment.

General

      1. Please note that specific references to page numbers where changes were made in response to each comment greatly expedite our review of your amended filings.

            We have included page references in our responses in accordance with the Staff's comment.

Management's Discussion and Analysis and Plan of Operations, page 11

Overview, page 11

      2. We note that the overview section was not revised to provide the disclosure requested by our prior comment 8. Please revise to expand the Overview section of MD&A to more thoroughly discuss the matters referenced in that prior comment, such as your default under the promissory notes indenture and your ability to service your outstanding indebtedness.

            The Company has made revisions to the Registration Statement in accordance with the Staff's comment. See page 11 of the Amendment.

Critical Accounting Policies, page 12

      3. Please expand upon your discussion of accounting for stock-based compensation, as requested by our prior comment 12, to analyze how your use of the Black-Scholes valuation method impacts the resulting compensation expense recognized in your Statement of Operations. For example, expand to quantify or explain how the resulting compensation expense would differ if an alternative valuation method were employed. In addition, as noted in our prior comment 11, please discuss the material implications of uncertainties associated with the methods, assumptions, and estimates underlying your accounting measurements. As currently drafted, your discussion simply recites the mechanics of each accounting method.

            The Company has made revisions to the Registration Statement in accordance with the Staff's comment. See page 13 of the Amendment.

Plan of Operations, page 21

      4. Revise to give specific examples of how you will finance acquisitions of other companies, in light of your $1.3 million working capital deficit and your expectations that you will receive $1 million under the equity line arrangement (all of which will go towards satisfying your working capital deficit). In addition, please explain how you will finance your planned $1 million in expenditures over the next 12 months to expand your business, as disclosed on page 20, when you will be required to use the entire $1 million you will receive from Fusion Capital to satisfy your current liabilities.

            The Company has made revisions to the Registration Statement in accordance with the Staff's comment. See pages 18, 19 and 20 of the Amendment.

      5. We note your disclosure that the company will be able to control the timing of any sales of shares under the equity line arrangement with Fusion Capital. We note, however, that there are often conditions to an underwriter having to receive shares under a typical equity line arrangement which could affect the company's ability to put shares. For example, underwriters typically are not obligated to purchase shares from a company if the purchase would cause the underwriter to own more than 9.9% of the company's outstanding stock. We note that Fusion Capital currently beneficially owns approximately 6% of the company's stock. After accounting for the commitment fee and signing fee shares, Fusion Capital could own 9.9% of the company's stock. In light of this, revise the disclosure to highlight the uncertainty that the company will receive $1 million under the equity line in the next 12 months and clarify that there are likely to be some conditions to Fusion Capital's obligation to purchase shares under the equity line.

            The Company has made revisions to the Registration Statement in accordance with the Staff's comment. See pages 18, 19 and 20 of the Amendment.


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

Selling Stockholders, page 43

      6. Please revise the Selling Stockholders section to disclose that Moschetta Poiyvion, Allan Levine, and Michael Schumacher each is an affiliate of a broker-dealer. In addition, revise to confirm, if true, that each of those selling shareholders (1) purchased in the ordinary course of business and, (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The Company has made revisions to the Registration Statement in accordance with the Staff's comment. See page 39 of the Amendment.


Recent Sales of Unregistered Securities, page II-2

      7. We note your response to our prior comment 35. Since your agreement with Vantage Group requires the company to issue "unrestricted" shares to Vantage, tell us in your response letter why "restricted" securities issued pursuant to Section 4(2) of the Securities Act of 1933 satisfy this condition of the agreement.

            The Company advises the Staff supplementally that the disclosure under Item 26 regarding the issuance of shares to the Vantage was made in error. These shares were issued under the Company's 2002 Equity Incentive Plan that were registered under a Form S-8 that was filed on April 21, 2004. Accordingly, the Company has deleted this disclosure. See page II-3 of the Amendment.

Forms 10-KSB for the fiscal year ended December 31, 2004 and December 31, 2003 and Forms 10-QSB for the quarter ended June 30, 2005, March 31, 2005, and September 30, 2004

      8. Please amend these documents to comply with all of our comments as applicable to your Forms 10-KSI3 for the fiscal years ended December 31, 2003 and December 31, 2004, and Forms 10-QSB for the quarters ended September 30, 2004, March 31, 2005, and June 30, 2005.

            The Company is in the process of revising the 34 Act Reports and will be filing them as soon as practicable.

      9. Please note that all of our prior comments relating to the Form SB-2 that are applicable to your periodic reports must be reflected in amendments to your periodic reports prior to the effectiveness of the Form SB-2.

            The Company understands that all of the Staff's prior comments on the Registration Statement that are applicable to its periodic reports must be reflected in amendments to such periodic reports prior to the effectiveness of the Registration Statement.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

                                                Very truly yours,

                                                /s/ Louis A. Brilleman
                                                ----------------------
                                                Louis A. Brilleman


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